[Letterhead of Davis Polk & Wardwell LLP]

June 2, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N. E.

Washington, D.C. 20459-7010

Attention:	Mr. Larry Spirgel, Assistant Director Mr. Paul Fischer, Staff Attorney Ms. Celeste M. Murphy, Legal Branch Chief Ms. Sharon Virga, Staff Accountant Mr. Dean Suehiro, Senior Staff Accountant

Re:	Pandora Media, Inc. Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-172215) Filed May 26, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Pandora Media, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 31, 2011 (the “Comment Letter”) relating to the above-referenced Amendment No. 4 (“Amendment No. 4”), filed May 26, 2011, to the registration statement on Form S-1 of the Company (the “Registration Statement”), originally filed February 11, 2011, and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes 10 copies of Amendment No. 5, five of which have been marked to show changes from Amendment No. 4.

For ease of review, we have set forth below each of comments 1 and 2 as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 5, except as otherwise noted.

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General

1.	We note your response to comment four from our letter dated March 5, 2011. We anticipate receiving your discussion of each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price in an amendment after the IPO price range has been determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72.

Financial Statements

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share, page F-8

2.	We note your response to comment three from our letter dated May 5, 2011. We anticipate your disclosure of the impact of dividends in the pro forma stockholders’ equity or the pro forma net income (loss) per share in a future amendment after an estimated price range per share for the offering has been determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-8, F-31 and F-32.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2018 with any questions you may have respecting the foregoing.

Very truly yours,

/s/    Martin A. Wellington

Martin A. Wellington, Esq.

Enclosures

cc:	Mr. Joseph Kennedy, Pandora Media, Inc.
Mr. Steven Cakebread, Pandora Media, Inc.
Ms. Delida A. Costin, Esq., Pandora Media, Inc.
Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation
Mr. Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation